Exhibit 99.1

Sun Life Receives Regulatory Approval for Renewal of its Normal Course Issuer Bid

TORONTO, Aug. 8, 2019 /CNW/ - Sun Life Financial Inc. (the "Company") (TSX, NYSE: SLF) announced today that the Office of the Superintendent of Financial Institutions and the Toronto Stock Exchange (the "TSX") have approved its previously announced normal course issuer bid to purchase for cancellation up to 15,000,000 of its common shares ("common shares") (representing approximately 2.54% of the 591,039,889 common shares issued and outstanding as at July 31, 2019) (the "NCIB").

The NCIB will provide the Company with the flexibility to acquire common shares in order to return capital to shareholders as part of its overall capital management strategy.

The NCIB will commence on August 14, 2019 and continue until August 13, 2020, or such earlier date as the Company may determine or as the Company completes its purchases pursuant to the NCIB. The average daily trading volume on the TSX for the six months ending July 31, 2019 was 1,573,407 common shares. In accordance with the TSX rules, the Company may purchase up to 25% of that number each trading day, subject to the TSX rules permitting block purchases.

Purchases under the NCIB may be made through the facilities of the TSX, other Canadian stock exchanges and/or alternative Canadian trading platforms, at prevailing market rates. Purchases under the NCIB may also be made by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. The actual number of common shares purchased under the NCIB, and the timing of such purchases (if any), will be determined by the Company. Any common shares purchased by the Company pursuant to the NCIB will be cancelled.

The Company has established an automatic repurchase plan with its designated broker in order to facilitate purchases of common shares under the NCIB. Under the automatic repurchase plan, the Company's designated broker may purchase common shares pursuant to the NCIB at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Purchases made pursuant to the automatic repurchase plan, if any, will be made by the Company's designated broker based upon the parameters prescribed by the TSX, applicable Canadian securities laws and the terms of the written agreement between the Company and its designated broker. The automatic repurchase plan constitutes an "automatic plan" for purposes of applicable Canadian securities legislation and has been pre-cleared by the TSX.

Under its current normal course issuer bid, which expires on August 13, 2019, the Company is authorized to purchase for cancellation up to 18,000,000 common shares. As of August 7, 2019, the Company has purchased 16,707,450 common shares for cancellation at a volume weighted average price of approximately $ 50.41 per common share.

Forward-Looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include statements (i) regarding future purchases of common shares under the NCIB (including under the automatic repurchase plan), (ii) that are predictive in nature or that depend upon or refer to future events or conditions, and (iii) that include words such as "achieve", "aim", "ambition", "anticipate", "aspiration", "assumption", "believe", "could", "estimate", "expect", "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "strategy", "strive", "target", "will" and similar expressions. The forward-looking statements made in this news release are stated as at August 8, 2019, represent the Company's current expectations, estimates and projections regarding future events and are not historical facts. These statements are not a guarantee of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Some of these assumptions and risks and uncertainties are described further in the Company's management's discussion and analysis for the year ended December 31, 2018 under the heading "Forward-looking Statements", in the risk factors set out in the Company's annual information form for the year ended December 31, 2018 under the heading "Risk Factors", in the other factors detailed in the Company's annual and interim financial statements and in the Company's other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively. Actual results may differ materially from those expressed, implied or forecasted in such forward-looking statements and there is no assurance that any common shares will be purchased under the NCIB (including under the automatic repurchase plan).

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2019, Sun Life had total assets under management of $1,025 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

Media Relations Contact:	Investor Relations Contact:
Noah Zatzman	Leigh Chalmers
Manager, Media & PR	Senior Vice-President, Head of
Corporate Communications	Investor Relations & Capital Management
T. 416-526-4208	T. 647-256-8201
Noah.Zatzman@sunlife.com	investor.relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:01e 08-AUG-19